UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________________________________________________

SCHEDULE 13G
(Amendment No. ___)*
Under the Securities Exchange Act of 1934
_________________________________________________
ProKidney Corp.
(Name of Issuer)
Class A ordinary shares, par value $0.0001 per share
(Titles of Class of Securities)
G7S53R104
(CUSIP Number)
July 11, 2022
(Date of Event Which Requires Filing of this Statement)
_________________________________________________

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)
*     The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Averill Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,182,300
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,182,300
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,182,300
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.2%
12	TYPE OF REPORTING PERSON CO

(1)
Calculated based upon 61,540,231 Issuer Class A ordinary shares reported to be outstanding as of July 11, 2022, as reported in the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on July 15, 2022.

1	NAME OF REPORTING PERSON Suvretta Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,182,300
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,182,300
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,182,300
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.2%
12	TYPE OF REPORTING PERSON IA; OO

(1)
Calculated based upon 61,540,231 Issuer Class A ordinary shares reported to be outstanding as of July 11, 2022, as reported in the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on July 15, 2022.

1	NAME OF REPORTING PERSON SVAV Sponsor III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,087,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,087,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,087,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.1%(1)
12	TYPE OF REPORTING PERSON PN

(1)
Calculated based upon 61,540,231 Issuer Class A ordinary shares reported to be outstanding as of July 11, 2022, as reported in the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on July 15, 2022.

1	NAME OF REPORTING PERSON Kishan Mehta
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,087,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,087,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,087,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.1%
12	TYPE OF REPORTING PERSON IN

(1)
Calculated based upon 61,540,231 Issuer Class A ordinary shares reported to be outstanding as of July 11, 2022, as reported in the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on July 15, 2022.

1	NAME OF REPORTING PERSON Aaron Cowen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,269,300
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,269,300
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,269,300
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.2%
12	TYPE OF REPORTING PERSON IN

(1)
Calculated based upon 61,540,231 Issuer Class A ordinary shares reported to be outstanding as of July 11, 2022, as reported in the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on July 15, 2022.

Explanatory Note:
This statement on Schedule 13G (“Schedule 13G”) is filed with respect to the Issuer Class A ordinary shares (as defined in Item 2(d) below) of the Issuer (as defined in Item 1(a) below).  On July 11, 2022, the SPAC (as defined in Item 1(a) below) consummated the transactions contemplated by that certain Business Combination Agreement, dated January 18, 2022 (the “Business Combination Agreement”) by and between the SPAC and ProKidney LP, a limited partnership organized under the laws of Ireland, acting through its general partner ProKidney GP Limited, a private limited company incorporated under the laws of Ireland.  Concurrently with the consummation of the transactions contemplated by Business Combination Agreement, SCS Sponsor III LLC (“SCS Sponsor III”) distributed for no consideration 6,860,000 Issuer Class A ordinary shares to its two members, SVAV Sponsor III, LLC and SC SPAC Holdings LLC, pro rata in accordance with their respective interests (the “Distribution), such that following the Distribution, SCS Sponsor III ceased to be the record holder of such shares.  On July 21, 2022, SCS Sponsor III and the other reporting persons named therein filed Amendment No. 1 to Schedule 13G, amending the statement on Schedule 13G filed on February 9, 2022 by SCS Sponsor III and the other reporting persons named therein to disclose that the reporting persons named therein have ceased to be the beneficial owner of more than five percent of any class of equity security (as defined in Rule 13d-1(i)) of the Issuer as a result of their direct or indirect interests in SCS Sponsor III.  The Reporting Persons are filing this statement on Schedule 13G to reflect the beneficial ownership of the shares of the Issuer following the Distribution, together with the other Issuer Class A ordinary shares that may be deemed to be beneficially owned by the Reporting Persons as of the date of this filing.
Item 1(a).     Name of Issuer:
ProKidney Corp. (formerly known as Social Capital Suvretta Holdings Corp. III), a Cayman Islands exempted company limited by shares (the “Issuer” and, prior to the consummation of the transactions contemplated by the Business Combination Agreement, the “SPAC”).
Item 1(b).     Address of Issuer’s Principal Executive Offices:
2000 Frontis Plaza Blvd., Ste 250, Winston-Salem, NC 27103
Item 2(a).     Name of Person Filing:
This Schedule 13G is filed by Averill Master Fund, Ltd., an exempted company incorporated and existing under the laws of the Cayman Islands (the “Averill Fund”), Suvretta Capital Management, LLC., a Delaware limited liability company (the “Manager”), SVAV Sponsor III, LLC, a Delaware limited liability company (“SVAV”), Aaron Cowen, an individual (“Mr. Cowen”), and Kishan Mehta, an individual (“Mr. Mehta” and, together with the Averill Fund, the Manager, SVAV and Mr. Cowen, the “Reporting Persons”).  Messrs. Cowen and Mehta may be deemed to control SVAV and therefore may be deemed to beneficially own the Issuer Class A ordinary shares held by SVAV.  Mr. Cowen and the Manager may be deemed to beneficially own the Issuer Class A ordinary shares  held by the Averill Fund.  Mr. Cowen may be deemed to control the Manager.  The agreement among the Reporting Persons to file this Schedule 13G jointly in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended, is attached as Exhibit 99.1 hereto.
Item 2(b).     Address of Principal Business Office or, if none, Residence:
The principal business address of each of the Manager, SVAV, Mr. Cowen and Mr. Mehta is as follows:
c/o Suvretta Capital Management, LLC
540 Madison Avenue, 7th Floor,
New York, New York 10022.
The principal business address of the Averill Fund is as follows:
c/o Maples Corporate Services Limited
P.O. Box 309
Ugland House
Grand Cayman KY1-1104
Cayman Islands

Item 2(c).     Citizenship:
See responses to Item 4 on each cover page.
Item 2(d).     Titles of Classes of Securities:
Class A ordinary shares, par value $0.0001 per share (“Issuer Class A ordinary shares”)
Item 2(e).     CUSIP Number:
The Issuer Class A ordinary shares CUSIP Number is G7S53R104.
Item 3.     If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	Investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
(f)	☐	Employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
(g)	☐	Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)	☐	Non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).
(k)	☐	Group in accordance with §240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:  ______________ .

Item 4.     Ownership
(a)     Amount beneficially owned:
See responses to Item 9 on each cover page.
(b)     Percent of class:
See responses to Item 11 on each cover page.
(c)     Number of shares as to which such person has:
(i)     Sole power to vote or to direct the vote:
See responses to Item 5 on each cover page.
(ii)     Shared power to vote or to direct the vote:
See responses to Item 6 on each cover page.
(iii)     Sole power to dispose or to direct the disposition of:
See responses to Item 7 on each cover page.
(iv)     Shared power to dispose or to direct the disposition of:
See responses to Item 8 on each cover page.
Item 5.     Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.
None.
Item 7.     Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not Applicable.
Item 8.     Identification and Classification of Members of the Group.
Not Applicable.
Item 9.     Notice of Dissolution of Group.
Not Applicable.
Item 10.     Certification.
Each Reporting Person hereby makes the following certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: July 21, 2022	Averill Master Fund, Ltd.

	By:	/s/ Aaron Cowen
Name: Aaron Cowen
Title: Director

Suvretta Capital Management, LLC

	By:	/s/ Aaron Cowen
Name: Aaron Cowen
Title: Authorized Signatory

SVAV Sponsor III, LLC

	By:	/s/ Aaron Cowen
Name: Aaron Cowen
Title: Manager

/s/ Kishan Mehta
Kishan Mehta

/s/ Aaron Cowen
Aaron Cowen